UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Martin, Thomas R.
   ITT Industries, Inc.
   4 West Red Oak Lane
   White Plains, NY  10604
2. Issuer Name and Ticker or Trading Symbol
   ITT Industries, Inc.
   ITT
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   2/19/03
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Senior Vice President, Director - Corporate Relations
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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Common Stock               |2/19/0|M   | |11,000            |A  |$24.88     |                   |      |                           |
                           |3     |    | |                  |   |           |                   |      |                           |
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Common Stock               |2/19/0|S   | |7,000             |D  |$56.37     |8,716              |D     |                           |
                           |3     |    | |                  |   |           |                   |      |                           |
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Common Stock (ISP)  (1)    |      |    | |                  |   |           |1,023              |I     |In Trust                   |
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
Employee Stock Option |$24.88  |2/19/|M   | |11,000     |D  |(2)  |3/12/|Common Stock|11,000 |       |- 0 -       |D  |            |
(Right to Buy) (2)    |        |03   |    | |           |   |     |07   |            |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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Explanation of Responses:
(1) Shares acquired under the ITT Industries Investment and Savings Plan reflecting accumulations through February 19, 2003.
(2) Options granted under the 1994 ITT Industries Incentive Stock Plan are exercisable 1/3 on 3/10/98, 1/3 on 3/10/99, and 1/3 on 3/10/2000 or after the
NYSE closing price remains at a level equal to an increase of 25% from the price on the date of grant for ten consecutive trading days, whichever is earlier. The options became exercisable on 9/11/97.
SIGNATURE OF REPORTING PERSON
THOMAS R. MARTIN
DATE
2/21/03